By comparison, in these tough markets...
Neiman Large Cap Value Fund has performed well!

★★★★★

Total return for Neiman Large Cap Value Fund (NEIMX) is ahead of the S&P 500 Index by more than 10%, on a year-to-date basis, as of 9/30/08.

NEIMX ranks highly among Large Cap Value Funds in total return, according to Morningstar™ data, for the period ending 9/30/08:

- **Year-To-Date total return:** **NEIMX ranks <u>8th best</u>** out of 1377 Large Cap Value funds
- **1 Year total return:** **NEIMX ranks <u>5th best</u>** out of 1333 Large Cap Value funds
- **3 Year total return, annualized:** **NEIMX ranks <u>2nd best</u>** out of 1113 Large Cap Value funds
- **5 Year total return, annualized:** **NEIMX ranks <u>198th best</u>** out of 939 Large Cap Value funds*

To see updated Morningstar™ Fund Quickrank information, **click here**, then use pull down menus for U.S. Stock Funds, Large-Cap Value and time frame.

Neiman Large Cap Value Fund has earned the following ratings from Morningstar™, in the Large Cap Value Fund category based on Morningstar Risk-Adjusted Returns for the period ending 8/31/08:

- **5 Stars** - for the last 3 years
- **4 Stars** - for the last five years
- **4 Stars** - overall rating

To see Morningstar™ fund ratings for NEIMX, **click here**.

NEIMX also ranks favorably in several categories of risk measurement as compiled by Morningstar™. To see NEIMX risk data from Morningstar™, please **click here**.

NEIMX is available as a no-load, no transaction fee offering at both **Fidelity™** and **Schwab™**. The fund also plans to be available soon at **TD Ameritrade™**.

Neiman Large Cap Value Fund has enjoyed significant growth in recent months.
We thank our shareholders and their advisors for their support.

Visit **www.neimanfunds.com** for more information, and to see any of the following:

- Historical performance
- Portfolio holdings
- Morningstar Snapshot
- Fund Prospectus and Annual Reports
- Account Application for those desiring to invest directly at the fund

To contact our Portfolio Managers, send email to neiman@neimanfunds.com or call Harvey Neiman at 858-759-4223 or Dan Neiman at 858-488-3839.

*For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of 8/31/08 the number of funds in the Large Value category tracked by Morningstar was 1181 for the 3 year period and Overall Ranking and 955 for the 5 year period. Performance would have been lower if fees had not been waived. As of 8/31/08 the fund did not have a 10 year rating. As of 9/30/08 the year-to-date return of the Neiman Large Cap Value Fund was (9.01%) compared to (19.29%) for the Standard & Poor's 500 during the same period. *5 Year total return ranking based on information dated 10/3/08.*

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling toll free (877) 385-2720. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling toll free (877) 385-2720. The prospectus should be read carefully before investing.